EXHIBIT 99.1

Himax Announces Leadership Transition in Investor and Public Relations

TAINAN, Taiwan, April 08, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced the retirement of Mr. Eric Li, former Chief IR/PR Officer and Spokesperson. The company appointed Miss Karen Tiao as the new Head of IR/PR and Spokesperson, effective immediately. Miss Tiao joined Himax in 2019 and currently serves as Senior Investor Relations Manager. In her new role, Miss Tiao will report directly to CEO Jordan Wu.

“On behalf of the Board, I would like to extend our utmost gratitude to Mr. Eric Li for his dedicated service to Himax. We wish him all the best in his retirement,” said Biing-Seng Wu, Chairman of Himax. “Miss Tiao’s extensive experience in investor and public relations, developed over her years at Himax, along with her deep understanding of the company’s operations and strategies, will help ensure a smooth transition,” Dr. Wu added.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,603 patents granted and 389 patents pending approval worldwide as of March 31, 2025.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:

Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us